                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              --------------------

                             PICTURETEL CORPORATION
                            (Name of Subject Company)
                              --------------------

                             PICTURETEL CORPORATION
                      (Name of Person(s) Filing Statement)
                              --------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    720035302
                      (CUSIP Number of Class of Securities)
                                   -----------

                                   LEWIS JAFFE
                      PRESIDENT AND CHIEF OPERATING OFFICER
                             PICTURETEL CORPORATION
                               100 MINUTEMAN ROAD
                                ANDOVER, MA 01810
                            TELEPHONE: (978) 292-5000
                  (Name, address and telephone number of person
                 authorized to receive notice and communication
                  on behalf of the person(s) filing statement)
                                   -----------

                                 WITH A COPY TO:

                             HOWARD K. FUGUET, ESQ.
                                  ROPES & GRAY
                             ONE INTERNATIONAL PLACE
                              BOSTON, MA 02110-2624
                            TELEPHONE: (617) 951-7000
                                   -----------

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         PictureTel Corporation (the "Company") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement"), originally filed on June 18, 2001. Capitalized terms used, and not otherwise defined herein, have the meanings assigned thereto in the Statement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

         The seventh paragraph of Item 4(b) under the section entitled "Background" is hereby deleted and replaced with the following:

         "On April 13, 2001, the Company's Board of Directors convened to discuss the proposals received from the Alternative Purchaser and Polycom. Robertson Stephens reviewed and summarized for the Board the financial details of each proposal and answered various questions from the Board about each proposal. Extensive discussions by the Board members then followed regarding the strengths and weaknesses of both proposals, including the financial and other terms of each proposal, the availability of cash for a portion of the consideration (and at whose option), the availability and amount of a working capital line of credit offered by each bidder for the Company, the historical trading volume and price of the stock of both the Alternative Purchaser and Polycom, the degree of liquidity for its stockholders of Alternative Purchaser's stock, and the execution risk involved in consummating either transaction, including the possibility of delayed expiration of the Hart-Scott-Rodino waiting period and the effects of any such delay on the Company. Following these discussions and based on its evaluation of the comparative strengths and weaknesses of each proposal, the Company's Board of Directors determined to pursue negotiations with the Alternative Purchaser and authorized the Company's management to sign on behalf of the Company a term sheet containing an exclusivity provision, which term sheet was non-binding except with respect to certain limited exclusivity matters, with the Alternative Purchaser. After this Board meeting, on April 13, 2001, the Company signed the term sheet with the Alternative Purchaser. Among other provisions, the term sheet provided that the Company and its representatives could not solicit or negotiate a business combination with any other entities, except in response to an unsolicited proposal, to the extent the Company was required to do so by applicable fiduciary duties (after consultation with outside counsel) and required the Company to notify the Alternative Purchaser in such event. After signing this term sheet, in accordance with the Company's instructions, a representative of Robertson Stephens telephoned Mr. Hagerty to notify him that the Company had entered into an exclusivity arrangement with another party and that the Company was required to discontinue its discussions with Polycom."

         The first factor listed in Item 4(b) under the section entitled "Reasons for the Company Board's Recommendations; Factors Considered" is hereby deleted and replaced with the following:

         "1. The historical market prices, recent trading activity and trading range of the Company Common Stock, including the fact that the Offer Price (valued as of the day before announcement of the transaction) represents (i) a premium of approximately 44.3% over the $4.45 closing price of the Company Common Stock on NASDAQ on May 23, 2001, the last full trading day prior to the date of approval by the Board of Directors of the Offer and the Merger and (ii) a premium of approximately 267% over the $1.75 trading price of the Company Common Stock on NASDAQ on April 4, 2001, the date in the last 12 months on which the shares of the Company Common Stock had their lowest trading price."

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         The following new paragraph is added at the end of Item 6:

         "According to an additional Schedule 13G/A filed by SWIB on July 10, 2001, SWIB holds 1,324,700 shares of Company Common Stock, which indicates that a disposition of 3,287,200 shares of Company Common Stock has occurred."

ITEM 8. ADDITIONAL INFORMATION.

         The second paragraph under the section entitled "The Company Rights Agreement" is hereby deleted and replaced with the following:

             "The Company and Fleet National Bank (f/k/a BankBoston, N.A., f/k/a First National Bank of Boston), as rights agent under the Company Rights Agreement, amended the Company Rights Agreement to provide, among other things that (i) Polycom and its affiliates will not be considered an Acquiring Person under the Company Rights Agreements solely to the extent that Polycom becomes the beneficial owner of 15% or more of the shares of the Company Common Stock by reason of the execution of, or the consummation of the transactions contemplated by, the Merger Agreement, the Notes, the Note Agreement or the Company Tender and Voting Agreements, (ii) the expiration date of the Company Rights Agreement will be the earlier of March 25, 2002 or the date of the closing of the tender offer in accordance with the terms of the Merger Agreement, and (iii) no holder of any Right will be entitled to exercise such Right or be entitled to any Right pursuant to the Company Rights Agreement by reason of the execution of the Merger Agreement or Company Tender and Voting Agreements so long as the Merger Agreement has not been terminated. In addition, the Board of Directors voted on May 24, 2000 to provide that the "Distribution Date" will be such date as later may be determined by the Board of Directors, PROVIDED that, so long as Polycom and its affiliates are the only Acquiring Person, such date will not be before the termination of the Merger Agreement."

         The following new paragraph is added at the end of Item 8:

         "A copy of two joint press releases relating to the Offer, dated July 16, 2001 and June 19, 2001, respectively, issued by Parent and the Company are attached hereto as Exhibits (e)(19) and (e)(20), respectively, and are incorporated herein by reference."

ITEM 9. EXHIBITS.

      Item 9 is hereby amended and supplemented by the addition of the following exhibits hereto:

    Exhibit No.                           Description

    (e)(19) Joint Press Release issued by Polycom and the Company on July 16, 2001 (incorporated by reference to Form 425 filed by Polycom on July 16, 2001).

    (e)(20) Joint Press Release issued by Polycom and the Company on June 19, 2001 (incorporated by reference to Form 425 filed by Polycom on June 19, 2001).



                               INFORMATION STATEMENT PURSUANT TO
                           SECTION 14(f) OF THE SECURITIES EXCHANGE
                             ACT OF 1934 AND RULE 14f-1 THEREUNDER


ANNEX B

         The sixth paragraph of Annex B is hereby deleted and replaced with the following:

         "The Purchaser commenced the Offer on June 18, 2001. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on August 14, 2001, unless the Purchaser extends it."

ANNEX B

         The Stock Ownership Table in Annex B is hereby deleted and replaced with the following:

                               "STOCK OWNERSHIP

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information as of June 8, 2001 as to the security ownership of those persons owning of record or known to the Company to be the beneficial owners of more than five percent of the outstanding Common Stock of the Company, each of the Company's directors and Named Executive Officers (as defined below) and the Company's executive officers and directors as a group.


                                                                SHARES OF COMMON
                                                               STOCK BENEFICIALLY
                                                              OWNED OR INTO WHICH
                                                                 SECURITIES ARE
                                                                 CONVERTIBLE(1)
                                                              --------------------
NAME AND ADDRESS OF HOLDER                                     NUMBER     PERCENT
--------------------------                                    ---------   --------
Norman E. Gaut (2)..........................................  1,335,915      2.5%
Robert T. Knight (3)........................................     21,000        *
Carl S. Ledbetter (4).......................................     45,000        *
David B. Levi (5)...........................................    189,300        *
Werner Schmucking (6).......................................     45,000        *
Enzo Torresi (7)............................................    119,000        *
Lewis Jaffe (8).............................................    380,000        *
Jon Kosheff (9).............................................    185,317        *
Ned Semonite (10)...........................................    203,533        *
David Snow (11).............................................    203,379        *
Robert Byrnes (12)..........................................          0        *
Timothy Duffy (13)..........................................    436,503        *
Dalton Edgecomb (14)........................................    150,000        *
State of Wisconsin Investment Board (15)....................  4,611,900      8.7%
  P.O. Box 7842
  Madison, WI 53707
Intel Corporation (16)......................................  6,257,708     11.7%
  2200 Mission College Blvd.
  Santa Clara, CA 95052
Dimensional Fund Advisors Inc. (17).........................  2,672,100      5.0%
  1299 Ocean Avenue
  11th Floor
  Santa Monica, CA 90401
All Directors and Executive Officers as a Group (consisting   3,381,682      6.0%
  of 14 persons)(18)........................................


------------------------

*   Less than one percent.

(1) For purposes of determining beneficial ownership of the Company's Common Stock, owners of Series B Convertible Preferred Stock are considered to be the beneficial owners of the shares of Common Stock into which the Preferred Stock is convertible. The percentage ownership of the outstanding class of Common Stock reported herein is based on the assumption (expressly required by applicable rules of the Securities and Exchange Commission) that only the person whose ownership is being reported has converted their shares of Series B Convertible Preferred Stock into Common Stock. Also included in the determination of beneficial ownership are any shares which may be acquired by a Director or Officer of the Company through the exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated.

(2) Includes (i) 1,005,000 shares issuable upon exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated, (ii) 100,000 shares of Series B Convertible Preferred Stock, and (iii) 48,000 shares of Common Stock owned by the Marvin G. Gaut Trust which Dr. Gaut may be deemed to beneficially own.

(3) Includes 20,000 shares issuable upon exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated.

(4) Includes 25,000 shares issuable upon exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated, and 20,000 shares of Series B Convertible Preferred Stock.

(5) Includes 99,000 shares issuable upon exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated, and 60,000 shares of Series B Convertible Preferred Stock.

(6) Includes 25,000 shares issuable upon exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated, and 20,000 shares of Series B Convertible Preferred Stock.

(7) Includes 75,000 shares issuable upon exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated, and 44,000 shares of Series B Convertible Preferred Stock.

(8) Includes 360,000 shares issuable upon exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated, and 20,000 shares of Series B Convertible Preferred Stock.

(9) Includes 175,305 shares issuable upon exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated, and 10,000 shares of Series B Convertible Preferred Stock.

(10) Includes 189,400 shares issuable upon exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated, and 10,000 shares of Series B Convertible Preferred Stock.

(11) Includes 179,600 shares issuable upon exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated, and 20,000 shares of Series B Convertible Preferred Stock.

(12) Mr. Byrnes resigned from the Company in December, 2000.


(13) Includes 415,000 shares issuable upon exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated, and 20,000 shares of Series B Convertible Preferred Stock. Mr. Duffy resigned as Executive Officer in August, 2000.


(14) Includes 150,000 shares issuable upon exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated.

(15) The State of Wisconsin Investment Board is a government agency which manages public pension funds subject to provisions comparable to ERISA. The information on the number of shares beneficially owned is based on a
    Schedule 13G filed with the Securities and Exchange Commission on June 8, 2001.

(16) The information on the number of shares beneficially owned by Intel is based on a Schedule 13D filed with the Securities and Exchange Commission on June 6, 2001.

(17) Dimensional Fund Advisors Inc., an investment advisor registered under
    Section 203 of the Investment Advisors Act of 1940, furnishes investment Advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are the "Funds". In its role as investment adviser or manager, Dimensional possesses voting and/or investment power over the securities. All securities reported are owned by the Funds. Dimensional disclaims beneficial ownership of such securities. This information is based on a
    Schedule 13G filed with the Securities and Exchange Commission on February 2, 2001.


(18) Also included in the determination of beneficial ownership are any shares which may be acquired by a director or officer of the Company, either through the exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated or through the conversion of Series B Preferred Convertible Stock. As of
    June 8, 2001, 2,777,705 shares of Common Stock may be acquired by such persons on exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated, and 332,000 shares are Series B Preferred Convertible Stock which are convertible into shares of PictureTel Corporations' Common Stock."

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                PICTURETEL CORPORATION

                                                By: /s/ Lewis Jaffe
                                                   -----------------------------
                                                   Name: Lewis Jaffe
                                                   Title: President & COO


                                                Dated: August 1, 2001